UNITED OVERSEAS BANK 大華銀行

82-2947

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 5339898 **Fax** (65) 5342334 **http:** //www.uob.com.sg
Cable TYEHUABank **Tx** RS 21539 TYEHUA

Our ref: ANN2002/UOB2002/UOB-A22/atl

22 July, 2002

02042973

Securities & Exchange Comn......
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

02 AUG -1 9:5

UNITED OVERSEAS BANK TO SELL ITS STAKE IN ASSOCIATE, OUB MANULIFE PTE LTD

Dear Sir

We enclose a copy of our News Release dated 22 July 2002 in regard to the above matter for your information.

PROCESSED
AUG 0 8 2002
THOMSON FINANCIAL

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

dlw 8/

41/02

United Overseas Bank To Sell Its Stake In Associate, OUB Manulife Pte Ltd

Move will allow joint venture partners to develop their respective strengths

Singapore, 22 July 2002 – United Overseas Bank Limited ("UOB") announces today that it has entered into an agreement ("the Sale and Purchase Agreement") to sell its entire 50% stake in its life insurance associate, OUB Manulife Pte Ltd ("OUB Manulife") to its existing joint venture partner, The Manufacturers Life Insurance Company ("ML"). ML currently owns the other 50% in OUB Manulife.

The transaction is subject to certain conditions precedent, including the approvals of the applicable regulatory authorities. Upon the completion of the Sale and Purchase Agreement, OUB Manulife will cease to be an associate of UOB.

The sale and purchase of OUB Manulife will allow both joint venture partners to concentrate on and develop their respective strengths.

For UOB, the sale of its share in OUB Manulife is in line with the Bank's strategy to develop its bancassurance business in Singapore and the region. This will enable the Bank to offer greater choices to its customers, especially in the area of wealth management, through its vast regional network.

For ML, the purchase of UOB's stake in OUB Manulife will enable the company to expand its operations in Singapore primarily through an expanded agency force.

For more information, please contact:

Mrs Nancy Lai
Corporate Affairs
Tel: 6539 3986
Fax: 6538 2559
Email: Nancy.Lai@UOBgroup.com

UNITED OVERSEAS BANK LIMITED

United Overseas Bank To Sell Its Stake In Associate, OUB Manulife Pte Ltd

---

Further to our press release of today's date, we wish to inform that the total cash consideration for the sale of our 50% stake in OUB Manulife Pte Ltd is S$30 million. The consideration was arrived at on a "willing-buyer, willing-seller" basis after obtaining an independent valuation. The net tangible asset value of our 50% stake in OUB Manulife Pte Ltd is about S$14 million.

Submitted by Leo Hee Wui, Assistant Secretary on 22/07/2002 to the SGX